Exhibit 12

CVB Financial Corp.

Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the Year Ended December 31,
	2016	2015	2014	2013	2012
	(Dollars in thousands)
Earnings excluding interest on deposits (1):
Earnings before income taxes	$162,286	$151,366	$162,797	$144,275	$114,693
Fixed charges	3,896	5,136	13,341	13,449	21,247

	$166,182	$156,502	$176,138	$157,724	$135,940

Fixed charges (1):
Interest on borrowings	$2,019	$3,305	$11,412	$11,620	$19,361
Amortization of debt expense	—	—	—	—	—
Interest portion of rental expense	1,877	1,831	1,929	1,829	1,886

	$3,896	$5,136	$13,341	$13,449	$21,247

Ratio of earnings to fixed charges, excluding interest on deposits	42.65	30.47	13.20	11.73	6.40

Ratio of earnings to fixed charges and preferred dividends, excluding interest on deposits	42.65	30.47	13.20	11.73	6.40

Earnings including interest on deposits (1):
Earnings before income taxes	$162,286	$151,366	$162,797	$144,275	$114,693
Fixed charges	9,853	10,402	18,318	18,336	27,158

	$172,139	$161,768	$181,115	$162,611	$141,851

Fixed charges (1):
Interest on deposits	$5,957	$5,266	$4,977	$4,887	$5,911
Interest on borrowings	2,019	3,305	11,412	11,620	19,361
Amortization of debt expense	—	—	—	—	—
Interest portion of rental expense	1,877	1,831	1,929	1,829	1,886

	$9,853	$10,402	$18,318	$18,336	$27,158

Ratio of earnings to fixed charges, including interest on deposits	17.47	15.55	9.89	8.87	5.22

Ratio of earnings to fixed charges and preferred dividends, including interest on deposits	17.47	15.55	9.89	8.87	5.22

(1)	As defined in Item 503(d) of Regulation S-K.